Henkel

A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Financ
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2002-11-22

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release of November 21, 2002 "Henkel Group sells stamping and copying segments to Pelikan Holding".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas T.G. Kühn

Encl.

Press Release

Concentrating on core businesses

Henkel Group sells stamping and copying segments to Pelikan Holding

Effective December 31, 2002, the Henkel Group, headquartered in Düsseldorf, Germany, is selling its stamping and copying activities to Pelikan Holding, Baar, Switzerland. In the field of office applications, Henkel will be concentrating on the core businesses of adhesives and correction in the future.

Düsseldorf – "It is our objective to continue to expand our adhesives and correction businesses worldwide under the Pritt brand name. This streamlining of our product range will enable us to focus our resources even more strongly on our core businesses than in the past," explains Alois Linder, Executive Vice President, Consumer and Craftsmen Adhesives. With the Pritt brand, Henkel is the world market leader in glue sticks, glue rollers, and correction rollers.

The Henkel Group had acquired four segments – correction, adhesives, stamping

and copying – from Pelikan in 1995. For Pelikan Holding, buying back the latter two businesses represents a meaningful expansion of its office activities, especially as these products are known internationally and are established worldwide. Among the products involved are stamp pads and inks, and carbon paper, which Henkel is still marketing internationally under the Pelikan name.

"Henkel – A Brand like a Friend." Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The branded business sectors are Laundry & Home Care, Cosmetics/Toiletries, and Consumer and Craftsmen Adhesives. Henkel Technologies includes Industrial Adhesives, Engineering Adhesives, and Surface Technologies. The Company operates in over 75 countries. In the first nine months of fiscal 2002, the Henkel Group generated sales of 7.3 billion euros and an operating profit (EBIT) of 490 million euros. 46,219 employees work for the Henkel Group worldwide.

November 21, 2002

Contact
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
e-mail: ernst.primosch@henkel.com

Sven Jacobsen
Phone: +49-211-797-6321
Fax.: +49-211-798-2484
e-mail: sven.jacobsen@henkel.com
Internet: http://www.presse.henkel.de, http://www.henkel-klebstoffe.de

Presseinformation

We distributed this information to MC 1 world: Henkel, MC 1-3 Germany: Henkel and affiliated companies